UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42571

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Intercont (Cayman) Limited

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Room 1102, Lee Garden One,
33 Hysan Avenue,
Causeway Bay, Hong Kong
People’s Republic of China
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of 2026 Extraordinary General Meeting of Shareholders of Intercont (Cayman) Limited, dated December 23, 2025.
99.2	Form of Proxy Card for Use at the 2026 Extraordinary General Meeting of Shareholders of Intercont (Cayman) Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2025	Intercont (Cayman) Limited
	By:	/s/ Muchun Zhu
Muchun Zhu
Chief Executive Officer